SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	IPO of Telefónica Deutschland Holding AG: number of shares, offer period and price range	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Further to the communication filed on October 3, 2012 Telefónica, S.A. hereby reports that the number of shares in its subsidiary Telefónica Deutschland Holding A.G. (the “Company”) to be offered in the IPO, the offer period and the price range within in which investors may submit purchase orders has been determined. The commencement of the offer period is subject to the prior approval of the securities prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) and, once approved, the prospectus will be available at the Company’s website.

The number of shares offered to the market is 258,750,000 including the shares that the underwriters have the option to purchase under the greenshoe option, representing approximately 23.17% of Telefónica Deutschland Holding, A.G.’s share capital. Telefónica Group will remain the majority shareholder of the Company.

The price range within which investors may submit purchase orders is between 5.25 and 6.50 Euros per share, corresponding to total gross proceeds at the mid-point of the price range of 1,520 million euros (including the shares under the greenshoe option). The period in which interested investors can submit their offers to purchase shares is scheduled tomorrow, October 17, 2012 and is scheduled to end on October 29, 2012. The first day of trading of the shares on the regulated market (Prime Standard) of the Frankfurt Stock Exchange is expected to be on October 30, 2012.

Please see attached Press Release from Telefónica Deutschland Holding AG.

In Madrid, October 16, 2012.

Disclaimer:

These written materials are not an offer of securities for sale in the United States, Canada, Australia, South Africa and Japan. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption therefrom. The issuer or selling security holder has not and does not intend to register any securities under the US Securities Act of 1933, as amended, and does not intend to offer any securities in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in these written materials, will not be accepted.

This publication constitutes neither an offer to sell nor a solicitation to buy securities. The offer will be made solely by means of, and on the basis of, a securities prospectus which is to be published. The securities prospectus will be available free of charge from the company, at the German offices of the Joint Global Coordinators or on the website of the Company.

The securities may not be offered or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law (“Ley 24/1988, de 28 de Julio del Mercado de Valores”), as amended and restated and Royal Decree 1310/2005 on admission of securities to trading, public offerings and prospectuses (“Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de Julio del Mercado de Valores, en material de admission a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos”), as amended and restated, and the decrees and regulations made thereunder. The securities may not be sold, offered or distribute to persons in Spain except: (i) in circumstances which do not constitute a public offering of securities in Spain within the meaning of Article 38 of Royal Decree 1310/2005; or (ii) subject to one of the exceptions of the prospectuses requirements envisaged in article 41 of Royal Decree 1310/2005.

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan.

Press release

16 October 2012

Telefónica Deutschland plans listing on October 30, 2012

•	Price range set at €5.25 to €6.50 per share

•	Offer period commences on October 17, 2012 and is scheduled to end on October 29, 2012

•	Post-IPO free float of approximately up to 23.17 per cent envisaged (including greenshoe option)

MUNICH. Telefónica Deutschland Holding AG, Telefónica S.A. and the syndicate banks have determined further details of the company’s planned initial public offering (IPO). The price range for orders for the IPO has been set at €5.25 to €6.50 per share. The offer period starts on October 17, 2012 and is scheduled to end on October 29, 2012. The listing of the shares on the regulated market (Prime Standard) of the Frankfurt Stock Exchange is planned for October 30, 2012.

The offering consists of 225 million registered shares, as well as potential over-allotments (greenshoe option) of up to 33.75 million registered shares. The offered shares are registered shares with no par value and are provided by Telefónica S.A.

At the mid-point of the price range, the offer corresponds to a placement volume of €1,520 million assuming full exercise of the greenshoe option. The targeted free float following the IPO, upon placement of the shares offered, including full exercise of the greenshoe option, is approximately up to 23.17 per cent. The offering comprises a public offer to institutional and retail investors in Germany and Luxembourg and private placements in certain jurisdictions outside Germany and Luxembourg.

“Our strong revenue growth over recent years as well as our internal efficiency enhancement initiatives has enabled us to increase cash flow which we will use to drive further growth and deliver attractive shareholder returns,” says René Schuster, CEO of Telefónica Deutschland. “We believe we offer an attractive value proposition to investors and are looking forward to our future as a listed company.”

René Schuster added: “We expect that the results for the third quarter of 2012 will reflect the continued execution of our strategy. We are content with our performance through this period, which is in line with internal expectations. We expect to be able to show good year–on–year growth in many metrics, including continued growth in post–paid customers. Our Wireless Service Revenues will continue to increase, although at a lower rate than in the previous quarters, on the back of a particularly strong result in the three months ended September 30, 2011. We expect OIBDA to deliver strong growth in line with previous quarters.”

Telefónica Deutschland Holding AG Georg-Brauchle-Ring 23-25 80992 München Deutschland

Sitz in München. Amtsgericht München HRB 201055.

Vorstand: René Schuster, Vorsitzender. Rachel Empey. Markus Haas.

Vorsitzende des Aufsichtsrates: Eva Castillo Sanz

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan.

Press release

Telefónica S.A. will remain the majority shareholder with approximately 76.83 per cent of Telefónica Deutschland (assuming full exercise of the greenshoe option).

Details on the offering

The initial listing of the shares on the regulated market (Prime Standard) of the Frankfurt Stock Exchange is scheduled for October 30, 2012 under the ticker symbol O2D. The international securities identification number (ISIN) is DE000A1J5RX9, and the German securities code number (WKN) is A1J5RX. Interested investors can submit their offers to purchase shares beginning October 17, 2012. The offer period for retail investors is expected to end on October 29, 2012 at 12:00 noon CET and for institutional investors at 5:00 p.m. CET. The prospectus relating to the IPO has been filed with the Federal Financial Supervisory Authority (BaFin) today and approval is expected later today. The prospectus will be made available on the website of Telefonica Deutschland once approved. The final pricing will be announced per ad-hoc-release.

Background data to the IPO

First day of trading	October 30, 2012

Offer period	October 17 to 29, 2012

Price range	€5.25 to €6.50 per share

Offer size	Base: 225m shares or €1,322m at the mid-point of the range

Greenshoe: 33.75m shares or 15 per cent of the offer size, €198m at the mid-point of the range

Free float after IPO	Up to 23.17 per cent (including greenshoe option)

Type of issue	Public offering of shares in Germany and Luxembourg as well as private placements outside Germany and Luxembourg

Stock exchange	Frankfurt Stock Exchange

Market segment	Regulated market (Prime Standard)

Ticker symbol	O2D

ISIN	DE000A1J5RX9

WKN	A1J5RX

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan.

Press release

Further information:

Press Relations

Telefónica Deutschland

Georg-Brauchle-Ring 23-25

80992 München

Albert Fetsch, Head of External Communications

t +49 (0)89 2442- 1201

m +49(0)176 60800995

f +49 (0)89 2442- 1209

e albert.fetsch@telefonica.com

Ralf Opalka, Spokesman

t +49 (0)89 2442- 1201

m +49(0)176 3037 8332

e ralf.opalka@telefonica.com

www.telefonica.de/presse

Telefónica Deutschland is the third largest integrated telecoms operator in Germany and served approximately 25 million customer accesses (as of June 30, 2012). The company offers German private and business customers postpaid and prepaid mobile products and innovative mobile data services based on GPRS, UMTS and LTE technologies. The integrated communications provider also offers DSL fixed telephony and broadband services. For the year ended December 31, 2011, the company generated revenues of €5 billion. Telefónica Deutschland and its wholly-owned operative subsidiary Telefónica Germany GmbH & Co. OHG are part of the Spanish telecommunication group Telefónica S.A.

Disclaimer:

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption therefrom. The issuer or selling security holder has not and does not intend to register any securities under the US Securities Act of 1933, as amended, and does not intend to offer any securities in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in these written materials, will not be accepted.

This publication constitutes neither an offer to sell nor a solicitation to buy securities. The offer is being made solely by means of, and on the basis of, the published securities prospectus (including any amendments thereto, if any). An investment decision regarding the publicly offered securities should only be made on the basis of the securities prospectus. After the approval of the securities prospectus by German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), which is expected on October 16, 2012, it will be available for download from the company’s website www.telefonica.de in the IPO section and can also be obtained free of charge during office hours from Telefónica Deutschland Holding AG, [Investor Relations], Georg-Brauchle-Ring 23-25, 80992 München and at the German offices of the Joint Global Coordinators.

The securities may not be offered or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law (“Ley 24/1988, de 28 de Julio del Mercado de Valores”), as amended and restated and Royal Decree 1310/2005 on admission of securities to trading, public offerings and prospectuses (“Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de Julio del Mercado de Valores, en material de admission a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos”), as amended and restated, and the decrees and regulations made thereunder. The securities may not be sold, offered or distribute to persons in Spain except: (i) in circumstances which do not constitute a public offering of securities in Spain within the meaning of Article 38 of Royal Decree 1310/2005; or (ii) subject to one of the exceptions of the prospectuses requirements envisaged in article 41 of Royal Decree 1310/2005.

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan.

Press release

This document contains statements that constitute forward looking statements about the company, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations, which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in these forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 16th, 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors